Exhibit 99.1

Press Release

Sanofi cuts U.S. list price of Lantus®, its most-prescribed insulin, by 78% and caps out-of-pocket Lantus costs at $35 for all patients with commercial insurance

Paris, March 16, 2023. Sanofi announces that it will cut the list price of Lantus (insulin glargine injection) 100 Units/mL, its most widely prescribed insulin in the U.S., by 78 percent. The company also will establish a $35 cap on out-of-pocket costs for Lantus for all patients with commercial insurance, underscoring its longstanding commitment to offer affordable access to medicines.

These moves, which go into effect January 1, 2024, will come in addition to decisions taken in June 2022 to lower diabetes medicines costs: the launch of an unbranded Lantus biologic at -60% versus Lantus list price, and a cap on out-of-pocket costs on insulin to $35 for all people without insurance. With all those decisions, now Sanofi’s suite of savings programs ensures that no patient will pay more than $35 for a monthly supply of Lantus. Finally, Sanofi will also cut the list price of its short-acting Apidra (insulin glulisine injection) 100 Units/mL by 70%.

Olivier Bogillot

Head, U.S. General Medicines, Sanofi

“Sanofi believes that no one should struggle to pay for their insulin and we are proud of our continued actions to improve access and affordability for millions of patients for many years. We launched our unbranded biologic for Lantus at 60 percent less than the Lantus list price in June 2022 but, despite this pioneering low-price approach, the health system was unable to take advantage of it due to its inherent structural challenges. We are pleased to see others join our efforts to help patients as we now accelerate the transformation of the U.S. insulin market. Our decision to cut the list price of our lead insulin needs to be coupled with broader change to the overall system to actually drive savings for patients at the pharmacy counter.”

Sanofi Savings Programs

Sanofi will continue to provide different programs to ensure access and affordability to patients depending on their coverage situations and will continue to monitor policy and market changes. Our suite of innovative programs includes:

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100% of commercially insured people are eligible for Sanofi’s copay assistance programs, regardless of income or insurance plan design, which, in 2022 limited out-of-pocket expenses for a majority of participating patients to $15 or less for their diabetes medicines for a 30-day supply.

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100% of uninsured people are eligible for the Insulins Valyou Savings Program – regardless of income level – enabling them to buy one or multiple Sanofi insulins at $35 for a 30-day supply. The Soliqua (insulin glargine and lixisenatide) injection 100 Units/mL and 33 mcg/mL cash offer also allows uninsured people to pay as little as $99 per box of pens, for up to two boxes of pens for a 30-day supply.

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We also provide free medications to qualified low- and middle-income patients the Sanofi Patient Connection program. Some people facing an unexpected financial hardship may be eligible for a one-time, immediate month’s supply of their Sanofi medicine as they wait for their application to process.

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Beginning in 2023, Sanofi insulins and Soliqua are included under the Inflation Reduction Act, where covered on Medicare formulary, which provides insulin savings, capping monthly cost at $35 for Seniors who have Medicare Part D. This ensures a predictable, stable co-pay, regardless of phase including the donut hole.

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Prior to the Inflation Reduction Act, Sanofi voluntarily participated in part of the Centers for Medicare and Medicaid Services’ (CMS) Senior Savings Model which allowed patients enrolled in participating Part D plans to pay a $35 or less co-pay for each 30-day prescription of a Sanofi insulin throughout the year.

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Every patient has unique circumstances, and Sanofi has live support specialists who can be reached at (855) 984-6302 to answer individual patient’s questions and navigate their unique situation to find the best resources and programs to help lower their out-of-pocket costs.

Learn more about Sanofi’s transparent approach to pricing in our 2023 Pricing Principles Report.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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